

Mail Stop 3561

February 15, 2017

Ernie Garcia, III
Chief Executive Officer
Carvana Co.
4020 E. Indian School Road
Phoenix, Arizona 85018

> **Re: Carvana Co.**
> **Draft Amendment No. 1 to Registration Statement on Form S-1**
> **Submitted January 27, 2016**
> **CIK No. 0001690820**

Dear Mr. Garcia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 2, however we cannot locate in your submission the disclosure that LLC Unitholders may exchange their units for Class A common stock (or, at your election, for cash) *at any time upon their election* (emphasis added).

Consolidated Statements of Operations, page F-7

2. Please include historical net loss per unit for each year presented. Please also provide the disclosures required by ASC 260-10-50-1. Please note that this comment also applies to the statements on page F-28.

Note 2 – Summary of Significant Accounting Policies

Reclassifications, page F-15

3. We note you classify outbound shipping and handling costs as selling, general and administrative expenses. If shipping and handling costs are significant, please disclose the amount of such costs included in selling, general and administrative expenses. Please refer to ASC 605-45-50-2.

Consolidated Statements of Members' Equity (Deficit), page F-8

4. Please explain to us why it is appropriate to reflect the accrued return on Class C preferred units as a charge against accumulated deficit. Please refer to paragraph 20 of ASC 480-10-S99.

Note 5 – Related Party Transactions

Deconsolidation from DriveTime, page F-19

5. We reviewed your response to prior comment 17 and the revisions to your disclosure. Please explain to us how you accounted for the stock dividend and the basis in GAAP for your accounting. In doing so, please address the guidance in ASC 505-20-30-3 through 5.

6. Please explain to us why the deconsolidation date does not correspond to the date of the spin-off disclosed in Note 2 under the "Basis of Presentation" heading.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products